EXHIBIT 99.1

News Release

For Immediate Release	Date: July 23, 2025
25-19-TR

Teck Announces Construction of Highland Valley Copper Mine Life Extension to Proceed

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced board approval for construction of the Highland Valley Copper Mine Life Extension Project (HVC MLE), an important critical minerals investment which will extend the life of Canada’s largest copper mine and support Teck’s copper production into the future.

“This extension of Canada’s largest copper mine, Highland Valley Copper, is foundational to our strategy to double copper production by the end of the decade,” said Jonathan Price, President and CEO. “Given the strong demand for copper as an energy transition metal, the Highland Valley Copper Mine Life Extension will generate a robust IRR and secure access to this critical mineral for the next two decades. The project will strengthen Canada’s critical minerals sector, generate new economic activity, and support the continuation of the jobs and community benefits that HVC generates for many more years to come.”

“We look forward to continuing to work collaboratively with Indigenous Governments, local communities and stakeholders to responsibly secure the long-term future of Highland Valley Copper,” added Price.

The decision to sanction HVC MLE was assessed under Teck’s Capital Allocation Framework using a rigorous decision-making approach that included a robust business case focused on returns and increased assurance requirements, which demonstrated sanction-readiness.

Project highlights:

•	Mine life extension of Highland Valley Copper from 2028 through to 2046.
•	Average copper production of 132,000 tonnes per year over the life of mine.
•	Positioned for solid execution with strong and experienced team in place, all major permitting complete, engineering nearly 70% complete, and contracting and procurement well advanced.
•	Total capital investment represents the largest critical minerals investment in British Columbia history.
•	Maintains the approximately 1,500 direct jobs and $500 million in annual GDP from HVC’s operations.
•	Expected to generate approximately 2,900 jobs and $435 million in additional GDP during the construction phase of the project.

For photos and video of Highland Valley Copper go to: Photo and Video Gallery

About HVC MLE

HVC MLE is a brownfield extension of our operational asset, Highland Valley Copper (100% Teck owned) in British Columbia, from 2028 out to 2046.

The environmental assessment certificate and required permits for HVC MLE were issued in June 2025, and construction is set to commence in full in August 2025. The project consists of upgrades and increased capacity requirements for the mine life extension and a mine pushback that requires additional waste-stripping to access high-quality ore within the Valley Pit.

Additional technical and engineering work has been completed ahead of sanctioning to optimize the project. Accordingly, the project capital estimate has been refined and is now expected to be between $2.1 to $2.4 billion, reflecting the class of capital cost estimate, updated assumptions based on prevailing construction industry risks, and the potential impact of tariffs, with further potential opportunities for cost optimization during construction. This capital is expected to be invested from H2 2025 through 2028. This project capital investment includes the development of site infrastructure and facilities, expansion of the mine fleet, grinding circuit upgrades, increased tailings storage capacity, and enhancements to power and water systems. The refined growth capital estimate is based on a high-definition cost baseline informed by early contractor involvement. It includes project-level contingencies, accounts for inflation and input cost escalation, the impact of potential tariffs on construction materials, and reflects the accelerated procurement of mobile equipment originally planned for later project phases. The estimate also incorporates additional scope and indirect contractor requirements identified through ongoing project refinement.

The production profile at Highland Valley Copper is divided into three distinct mining phases with different material movement expected in each phase:

1)	Mining the current Valley and Lornex pits (2025-2027)
2)	Transitioning through satellite orebodies (Bethlehem and Highmont) and lower grade Valley ore while completing the next Valley pit pushback (2028-2033)
3)	Valley pit becomes the dominant ore source and is a long-term source of high-quality ore (2034-2046)

Total Material Movement and Ore Tonnes Mined

Although the annual ore throughput rate will be variable due to ore hardness, the long-term ore tonnes mined will remain consistent at approximately 50 million tonnes per annum through the life of mine. However, total material moved will increase starting with Phase 1 of the project, which requires additional waste stripping to access the high-quality ore in the Valley Pit. During Phase 2, the average total tonnes mined will continue to increase to approximately 200 million tonnes on average from 2028-2033. Thereafter, in Phase 3, total tonnes mined will reduce to approximately 100 million tonnes on average, with a gradual reduction in tonnes mined from 200 million tonnes to 100 million tonnes through to 2038, and minimal waste tonnes mined from 2039 to the end of the life of mine in 2046.

Grade and Production

The grade profile of production is variable depending on the ore input material. Higher grade material is expected during Phase 1 as an increasing proportion of ore from the Lornex pit is mined. In Phase 2, as mining progresses to the satellite orebodies at Bethlehem and Highmont, grade will decrease while the pushback and increased waste stripping of the Valley pit takes place. Thereafter, in Phase 3, the high-quality Valley pit ore is mined with improved grades. Production volumes will vary in accordance with the grade profile as mill throughput remains consistent throughout the mine life.

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Guidance

Our previously disclosed 2025 annual growth capital expenditure and capitalized stripping, and annual 2028 production guidance for HVC has been updated to reflect the sanctioning of HVC MLE. Capital expenditure guidance for 2026 and production guidance for 2029, including HVC MLE, will be disclosed when we issue our annual guidance in January 2026, consistent with our usual process. Guidance reflecting these updates is disclosed in our Q2 2025 News Release and Management’s Discussion and Analysis issued on July 23, 2025.

Quotes:

David Eby, Premier of British Columbia –

“We promised British Columbians we would move big projects forward faster to counter the threats we face. This multi-billion dollar project represents 2,900 new jobs and a $500 million increase to GDP. It’s just one example of how British Columbia can drive our country’s economy forward even in challenging times. Congratulations to everyone involved - let’s keep going!”

Christine Walkem, Chair of CNA's Board of Directors, Chief of Cook's Ferry Indian Band –

“The Citxw Nlaka’pamux Assembly (CNA) recognizes the Teck Board’s approval of the Highland Valley Copper Mine Life Extension project as a defining moment — not just for industry, but for the 8 Participating Bands of the CNA. This project is moving forward because of the unwavering leadership and community members participation. Through our nłeʔképmx Impact Assessment and as authors of our own sections into the Environmental Assessment application, the CNA established a new precedent in Canada — one where Indigenous law, Indigenous governance, and Indigenous authority are not just consulted, but embedded at the heart of decision-making about our lands, waters, and people. Our communities are not bystanders to development — we are decision-makers. We are forging a new path with Industry and the Crown for how major projects unfold in our territory: grounded in respect, guided by our values, and focused on long-term benefit for our people. As the project enters construction, we remain firm in our expectations. Our voices must continue to be heard. Our laws must continue to guide the process. Our people must continue to share in the benefits — now, and for generations to come.”

Chief Matt Pasco, Chair of the Nlaka’pamux Nation Tribal Council –

"The Highland Valley Copper expansion reflects a sharing of Nlaka'pamux resources which was agreed upon based on a principled path forward grounded in rights recognition, technical rigour, and respectful partnership,” said Chief Pasco, Tribal Chair of the Nlaka’pamux Nation Tribal Council. “With Teck, we are demonstrating that mining can align with Nlaka’pamux jurisdiction, advancing both responsible stewardship and a resilient economy for our people.”

Honourable Tim Hodgson, Minister of Energy and Natural Resources, Government of Canada –

"Canada has the natural resources that the world wants – and it is projects like these that put us on the map. By extending the life of Canada's largest copper mine, we are strengthening our critical minerals sector here at home and becoming the international supplier of choice when it comes to critical metals and minerals. "

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Kyle Wolff, president, USW local 7619 –

“The expansion is wonderful news for the employees at Teck HVC. This secures good employment for over 1500 workers in a great place to live. Investment into safer systems will ensure that we continue to put worker safety at the top of all our agendas.”

Robin Smith, Mayor of Logan Lake –

“Our long-standing partnership with Highland Valley Copper has shaped Logan Lake for generations. The extension is more than a milestone for the mine—it’s a reaffirmation of our shared history and a renewed commitment to building a strong, sustainable future together. It’s about more than jobs; it’s about legacy, continuity, and a shared vision for generations to come.”

Forward-Looking Statements
This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information can be identified by statements that certain actions, events or results “may”, “could”, “should”, “believe”, “would”, “expect”, “continue”, “might” or “will” be taken, occur or achieved. Forward-looking statements include qualifications and limitations relating to the estimated capital cost of the HVC MLE; Teck’s projections and expectations regarding the HVC MLE mine life and copper production and costs, including statements, assumptions and expectations regarding expansion and optimization of the project and property; the ability of HVC MLE to receive and maintain necessary permits and certificates; the expected value that would be created; Teck’s growth strategy, including the strategic objective to double copper production by the end of the decade; the continuing positive relationships with Indigenous peoples and local communities; Teck’s ability to execute planned activities and execute its construction plans and the expected timing of HVC MLE completion; the community benefits of HVC MLE, including creation of jobs and the creation of annual GDP; Teck’s projected IRR and expected EBITDA and the potential for additional upside; the statements concerning construction schedule, budget and outlook for the HVE MLE project generally; the ability of HVC MLE to strengthen the North American critical minerals supply chain; the profitability of Highland Valley Copper; and Teck being a well-positioned copper development company.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, interest rates, commodity and power prices, current conditions and expected future developments, Teck’s ability to obtain and maintain permits, the regulatory framework remaining defined and understood, and other considerations that are believed to be appropriate in the circumstances. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary include, but are not limited to, risks relating to the environmental assessment certificate being challenged, Teck’s ability to successfully construct HVC MLE to expand operations within the expected timeline and cost estimate or at all, changes in regulatory framework and the presence of laws and regulations that may impose restrictions on mining, the timing and ability of Teck to obtain and maintain required approvals and permits, community, non-governmental and governmental actions, stakeholder and Indigenous peoples’ actions, risks related to mining construction and operation activities, the ability to continue current operations, unanticipated geotechnical

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conditions or other factors affecting construction plans and budgets including supplier, transportation, logistics or labour issues, adverse weather or natural disaster, community unrest, access issues, failure of plan and equipment, disruption of financial markets, metal and commodity prices, the global economic climate, and changes or deterioration in general economic conditions. Capital cost estimates are based on assumptions described in this news release and exclude escalation; actual capital costs will depend on a number of factors and exclude a number of items; therefore, funding requirements may be higher than the predicted capital costs noted above. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document, except as may be required under applicable securities laws.

The scientific and technical information regarding the HVC MLE project was reviewed, approved and verified by Terry Cadrin, P. Eng., who is an employee of Teck. Ms. Cadrin is a qualified person, as defined under National Instrument 43-101.

About Teck
Teck is a leading Canadian resource company focused on responsibly providing metals essential to economic development and the energy transition. Teck has a portfolio of world-class copper and zinc operations across North and South America and an industry-leading copper growth pipeline. We are focused on creating value by advancing responsible growth and ensuring resilience built on a foundation of stakeholder trust. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Emma Chapman

Vice President, Investor Relations

+44.207.509.6576

emma.chapman@teck.com

Media Contact:

Dale Steeves

Director, External Communications

236.987.7405

dale.steeves@teck.com

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